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<u>Mines Management, Inc.</u>
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 **Mines Management, Inc.**

905 West Riverside Avenue, Suite 311
Spokane, Washington 99201
_____

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held June 28, 2006
_____

Dear Shareholder,

We are pleased to invite you to attend our Annual Meeting of Shareholders of Mines Management, Inc., which will be held at 1:30 p.m. local Spokane time on Wednesday, June 28, 2006, at the Red Lion Inn at the Park, 303 W. North River Drive, Spokane, Washington 99201. The primary business of the meeting will be to:

1. Elect one (1) director for a three (3) year term to serve until the 2009 annual meeting of Shareholders and until his successor is elected and qualified.

2. Transact such other business as may properly come before the meeting or adjournment thereof.

Only shareholders of record at the close of business on April 27, 2006, the record date fixed by the Board of Directors, are entitled to notice of, and to vote at, the Annual Meeting and at any postponements or adjournments thereof.

Our annual report to shareholders for the fiscal year ended December 31, 2005, including financial statements, is being mailed with this proxy statement to all of our shareholders, and your board of directors urges you to read it.

It is important that your shares be represented at the meeting whether or not you are personally able to attend. You are therefore urged to complete, date and sign the accompanying Proxy and mail it in the enclosed postage-paid envelope as promptly as possible. Your Proxy is revocable, either in writing or by voting in person at the Annual Meeting, at any time prior to its exercise. Thank you for your timely response.

We look forward to seeing you at the Annual Meeting in June.

Sincerely,

Glenn M. Dobbs
President and Chief Executive Officer

May 25, 2006
Spokane, Washington

As your vote is important, it is required that you complete and sign the enclosed proxy card and mail it promptly in the posted return envelope provided. Shares cannot be voted at the meeting unless the owner is present to vote or is represented by Proxy.

Mines Management, Inc.
905 West Riverside Avenue, Suite 311
Spokane, Washington 99201
_____

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

June 28, 2006
_____

INTRODUCTION

This Proxy Statement is being furnished by the Board of Directors of Mines Management, Inc. (the "Company") to holders of shares of the Company's no par value common stock (the "Common Stock") in connection with the solicitation by the Board of Directors of Proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on June 28, 2006, and any postponements or adjournments thereof (the "Annual Meeting"), for purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement is first being mailed to the Shareholders on or about May 25, 2006.

As of the record date, management is the record and beneficial owner of 527,213 shares (approximately 4.1%) of the Company's outstanding Common Stock. It is management's intention to vote all of its shares in favor of each matter to be considered by the shareholders.

PURPOSE OF THE ANNUAL MEETING

Election of Directors

Shareholders will be asked to elect one director to serve a three (3) year term until the annual meeting to be held in 2009 of shareholders or until his successor is elected and qualified.

Other Business

To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

VOTING AT THE ANNUAL MEETING

1. Record Date. The Board of Directors of the Company has fixed the close of business on April 27, 2006, as the record date for the purpose of determining shareholders of the Company entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, the Company had 12,873,634 issued and outstanding shares of Common Stock. A majority of such shares will constitute a quorum for the transaction of business at the Annual Meeting. Proxies which are submitted but are not voted for or against (whether by abstentions, broker non-votes, or otherwise) will be treated as present for all matters considered at the meeting.

2. Solicitation of Proxies. The accompanying Proxy is solicited on behalf of the Board of Directors of the Company, and the cost of solicitation will be borne by the Company. Following the original mailing of the Proxies and soliciting materials, directors, officers and employees of the Company may solicit Proxies by mail, telephone, facsimile, email, or personal interviews. The Company may request brokers, custodians, nominees, and other record holders to forward copies of the Proxies and soliciting materials to persons for whom they hold shares of the Company and to request authority for the exercise of Proxies. In such cases, the Company will reimburse such holders for their reasonable expenses. The Company plans to engage Computershare and ADP Investor Services to assist in its solicitation effort at an estimated fee of approximately $4,000 and $6,000, respectively.

3. Revocation of Proxy. Any Proxy delivered in the accompanying form may be revoked by the person executing the Proxy by written notice to that effect received by the Secretary of the Company at any time before the authority thereby granted is exercised, by execution of a Proxy bearing a later date presented at the meeting, or by the attendance and vote of such person at the Annual Meeting.

4. How Proxies will be Voted. Proxies received by the Board of Directors in the accompanying form will be voted at the Annual Meeting as specified therein by the person giving the Proxy. If no specification is made with respect to the matters to be voted upon at the meeting, the shares represented by such Proxy will be voted FOR the nominee to the Board of Directors in the election of directors. All shares represented by valid Proxy will be voted at the discretion of the proxy holders on any other matters that may properly come before the meeting. However, the Board of Directors does not know of any matters to be considered at the meeting other than those specified in the Notice of Meeting.

5. Voting Power. Shareholders of the Common Stock of the Company are entitled to one vote for each share held. There is no cumulative voting.

6. Principal Shareholders. The following table sets forth information regarding the number and percentage of shares of Common Stock of the Company held by any person known to the Company to be the beneficial owner of more than five percent each director, each of the named executive officers and the Company's directors and officers as a group.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

The following table sets forth certain information as of April 27, 2006, regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each beneficial holder of more than five percent of the Common Stock, each director, each of the named executive officers and the Company's directors and officers as a group:

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (3)
Glenn M. Dobbs	436,919 shares (4) 875,000 vested options	9.56%
Roy G. Franklin	78,053 shares 75,000 vested options	1.18%
Robert L. Russell	-0-	-0-
Jerry G. Pogue	25,000 shares 25,000 vested options	*
Russell C. Babcock	50,000 vested options	*
James H. Moore	90,000 vested options	*
Eric C. Klepfer	150,000 vested options	1.15%
Douglas D. Dobbs	12, 241 shares 200,000 vested options	1.62%
Total of all officers and Directors (8 individuals)	527, 213 shares 1,465,000 vested options	13.89%

_____

* The percentage of common stock beneficially owned is less than 1%.

(1) The address of each of these persons is c/o Mines Management, Inc. 905 West Riverside Avenue, Suite 311 Spokane, Washington 99201.
(2) All options are currently exercisable or exercisable within 60 days of April 27, 2006.
(3) Based on 12,873,634 shares outstanding at April 27, 2006.
(4) Includes 241,500 shares owned by Intergold Fund Limited deemed to be beneficially owned by Mr. Dobbs.

7. Quorum and Voting Requirements. The presence of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the annual meeting, whether in person or by proxy, constitutes a quorum at the Annual Meeting. The holders of outstanding shares of common stock vote as a single class for each of the items presented for approval at this meeting. Abstentions and broker non-voters are counted as present and entitled to vote for purposes of determining a quorum. Abstentions and withheld votes for directors will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum exists, but will not be counted as a vote in favor of such matter. A broker non-vote occurs when a nominee holding shares of common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions form the beneficial owner.

Directors are elected by a plurality of the votes cast by the holders of the Common Stock meeting at which a quorum is present. "Plurality" means that the individuals who receive the largest number of votes cast are elected as directors up to the maximum number of directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstentions, broker nonvotes or otherwise) have no impact in the election of directors, except to the extent the failure to vote for an individual results in another individual receiving a larger number of votes. The election of directors will be accomplished by determining the nominee or nominees receiving the highest total votes for the open board position(s).

As of April 27, 2006 there were 12,873,634 shares of our Common Stock issued and outstanding and held by approximately 5,355 holders of record.

CORPORATE GOVERNANCE

Meetings and Committees of the Board of Directors

Board of Directors. The Board consists of three classes of directors, with each director serving for a three-year term, or until their successors are elected and qualified. The terms of the classes are scheduled to end in successive years. The number of directors authorized by the Company's bylaws is up to 15. During 2005, the Company had two board meetings and acted upon written consent in other instances.

Audit and Finance Committee. Roy B. Franklin (Chairman), Russell C. Babcock, and Jerry G. Pogue comprise the Audit and Finance Committee, with Roy B. Franklin qualifying as an "Audit Committee financial expert" within the rules adopted by the Securities and Exchange Commission. The Audit and Finance Committee held two meetings during 2005 and acted informally on a quarterly basis during 2005. Each member of the Audit and Finance Committee meets the independence and experience requirements of the American Stock Exchange. The Audit and Finance Committee engages the Company's independent certified public accountants to audit the annual financial statements, discusses with the auditors and approves in advance the scope of the audit, reviews with the independent auditors their independence, the financial statements and their audit report, reviews management's administration of the system of internal accounting controls, and reviews the Company's procedures relating to business ethics. The Audit and Finance Committee charter was adopted June 18, 2004 by the Board of Directors and can be viewed on our web site www.minesmanagement.com under the heading Governance.

Nominating Committee. The Nominating Committee consists of Russell C. Babcock, Roy B. Franklin and Jerry Pogue. Each member of the Nominating Committee meets the independence and experience requirement of the American Stock Exchange. The Nominating Committee held one meeting during 2005. The Nominating Committee is appointed by the Board (1) to identify individuals qualified to become Board members, (2) to recommend to the Board proposed nominees for Board membership, and (3) to recommend to the Board directors to serve on each standing committee. The Nominating Committee charter is attachment 99iii to our 2004 form 10-KSB filing, and is also available on our Website www.minesmanagement.com under the heading Governance.

Compensation Committee. The Compensation Committee is composed of Roy G. Franklin, Russell C. Babcock and Jerry Pogue. Each member of the Compensation Committee meets the independence and experience requirement of the American Stock Exchange. The Compensation Committee held two meetings during 2005. The Compensation Committee is appointed by the Board to establish, administer and evaluate the compensation philosophy, policies and plans for non-employee directors and executive officers, to make recommendations to the Board regarding director and executive compensation and to review the performance and determine the compensation of the President and Chief Executive Officer, based on criteria including the Company's performance and accomplishment of long-term strategic objectives. The Compensation Committee charter is attachment 99iii to our 2004 form 10-KSB filing, and is also available on our Website www.minesmanagement.com under the heading Governance.

Director Nominations. Shareholders wishing to recommend a director candidate to serve on the Board may do so by providing advance written notice to the Corporate Secretary, which identifies the candidate and includes certain information regarding the nominating shareholder and the candidate. A nominee for director should be a person of integrity and be committed to devoting the time and attention necessary to fulfill his or her duties to Mines Management. The Nominating Committee will evaluate the independence of directors and potential directors, as well as his or her business experience, or specialized skills or experience. Diversity of background and experience, including diversity of race, ethnicity, international background, gender and age, are also important factors in evaluating candidates for board membership. The Nominating Committee will also consider issues involving possible conflicts of interest of directors or potential directors.

Communications with Security Holders

Shareholders or other interested parties wishing to communicate with the Board of Directors may do so by delivering or mailing the communication in writing to: Corporate Secretary, Mines Management Inc., 905 W. Riverside, Suite 311, Spokane, WA 99201. Concerns relating to accounting, internal controls, or auditing matters are immediately brought to the attention of the Company's Audit and Finance Committee and handled in accordance with procedures established by the Audit and Finance Committee with respect to such matters.

Director Attendance at the Annual Meeting

All members of the Board of Directors are encouraged, but not required, to attend the annual meeting of shareholders. All but one of the directors attended last year's annual meeting held in June of 2005.

Code of Ethics

The Corporation has adopted a Code of Business Conduct and Ethics, which applies to all of the Company's directors, officers, and employees. The text can be found on our website www.minesmanagement.com under the heading Governance.

Director Compensation

At the January 2006 Board Meeting, the Board of Directors increased fees paid to directors for each board meeting attended from $250 to $500, plus expenses. In addition, at the discretion of the Board, the Company from time to time grants stock options to directors in varying amounts depending generally on their length of service and time spent on the affairs of the Company. On February 1, 2005, each director was awarded 25,000 shares of common stock at an exercise price of $3.93 a share for fiscal year 2005.

The following table sets forth certain information with respect to the compensation of our Chief Executive Officer and our other most highly compensated officers whose total annual salary exceeded $100,000 in 2005 who were serving as executive officers at the end of fiscal year 2005, for each of the fiscal years 2005, 2004 and 2003.

Summary Compensation Table

| Name and Principal Position | | Annual Compensation (1) | | | Long-Term Compensation | |
	Year	Salary($)	Bonus($)	Other Annual Compensation ($)	Securities Underlying Options (#)	All Other Compensation ($)
Glenn M. Dobbs,	2005	180,000	11,333	-	25,000	-
President and Chief	2004	143,333	-	-	250,000	-
Executive Officer	2003	70,000	-	-	600,000	-
Eric C. Klepfer,	2005	120,000	-	-	-	-
Vice President	2004	50,000	-	-	250,000	-
Operations (2)						
James H. Moore,	2005	103,000	-	-	125,000	-
Chief Financial Officer	2004	47,800	-	-	25,000	-
and Treasurer (2)						

(1) In accordance with the rules of the SEC, the compensation described in this table does not include a) medical, group life insurance or other benefits received by any of the named executive officers that are available generally to all of our salaried employees, or b) perquisites and other personal benefits received by the named executive officers that in the aggregate do not exceed the lesser of $50,000 or 10% of the officer's salary and bonus disclosed in this table.

(2) Each of Mr. Klepfer and Mr. Moore began employment with the Company in 2004.

Option Grants during Fiscal Year 2005

The following table sets forth information with respect to option grants to the named executive officers during fiscal year 2005:

Individual Grants

| Name | Number of Securities Underlying Options Granted (2) | % of Total Options Granted to Employees in 2005 (3) | Exercise Price per Share ($/ Share) (4) | Expiration Date (5) | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1) | |
					5.0%($)	10.0%($)
Glenn M. Dobbs	25,000	8.2%	$3.93	1/31/2010	$27,250	$60,000
Eric C. Klepfer	0	0%	N/A	N/A	N/A	N/A
James H. Moore	25,000	8.2%	$3.93	1/31/2010	$27,250	$60,000
	50,000	16.4%	$6.34	12/10/2010	$87,500	$244,500
	50,000(6)	16.4%	$6.34	12/10/2011	$107,500	$193,500

(1) The potential realizable values are based on an assumption that the stock price of our common stock will appreciate at the annual rates shown, compounded annually, from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect our estimate of future stock price growth of the shares of our common stock.

(2) All options granted in 2005 were granted under our 2003 Stock Option Plan. Unless otherwise noted, each of the listed option grants were fully vested on the date of grant.

(3) Based on an aggregate of 305,000 shares of our common stock subject to options granted to directors and employees during 2005.

(4) We grant options at an exercise price equal to the fair market value on the date of grant at the closing price as quoted by AMEX.

(5) The term of each option we grant is five years from the date of grant. Our options may terminate before their expiration date if the option holder's status as an employee is terminated or upon the option holder's death or disability.

(6) This option fully vests on December 10, 2006.

Aggregated Option Exercises and Values for Fiscal Year 2005

The table below sets forth the following information with respect to option exercises by each of the named executive officers during fiscal year 2005 and the status of their options at December 31, 2005:

Name	Number of Shares Acquired Upon Exercise of Options	Value Realized Upon Exercise(1)	Number of Unexercised Options at December 31, 2005		Value of Unexercised In the-Money Options at December 31, 2005 (1)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Glenn M. Dobbs	0	$ –	875,000	0	$3,896,750	
Eric C. Klepfer	0	$ –	150,000	100,000	$ 490,500	$327,000
James H. Moore	10,000	$ 20,037	90,000	50,000	$ 157,300	$ 34,000

(1) In accordance with SEC rules, values are calculated by subtracting the per share exercise price from the fair market value of the underlying common stock and multiplying such amount by the number of shares represented by the unexercised options.

(2) For purposes of this table, fair market value is deemed to be $7.02 per share, the closing price reported by AMEX on December 30, 2005.

Securities Authorized for Issuance Under Equity Compensation Plans

We maintain two equity-based compensation plans—the 2003 Stock Option Plan and the 2003 Consultant Option Plan. Our stockholders have approved both of these plans.

The following table sets forth for our equity compensation plans in the aggregate, the number of shares of our common stock subject to outstanding options and rights under these plans, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants under these plans as of December 31, 2005 (in thousands, except exercise price data):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,324,000 (1)	$ 3.48	1,376,000 (2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
	2,324,000	$3.48	1,376,000

(1) 2,105,000 of these shares were subject to options then outstanding under the 2003 Stock Option Plan and 219,000 of these shares were subject to options then outstanding under the 2003 Consultant Option Plan.

(2) Of the aggregate number of shares that remained available for future issuance, 895,000 shares were available for issuance under the 2003 Stock Option Plan and 481,000 shares were available for issuance under the 2003 Consultant Option Plan.

Employment Agreements

On August 10, 2005, the Company entered into an Employment Agreement with James H. Moore, the Company's Chief Financial Officer (the "Employment Agreement"), effective as of April 1, 2005. Under the terms of the Employment Agreement, Mr. Moore will receive an annual base salary of $120,000 and will be eligible to receive incentive stock options in such amounts as may be recommended from time to time by the compensation committee of the board of directors and approved by the board of directors. Mr. Moore will also be eligible to participate in the Company's employee benefit plans. If Mr. Moore's employment is terminated without cause or in the event of a change of control, he will be entitled to receive a lump sum payment equaling two (2) times his annual base salary and two (2) years of continued health benefits. In addition, all unvested options owned by Mr. Moore as of the date of such termination shall vest immediately. The foregoing description of the material terms of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached as Exhibit 10.1 to the Company's 10-Q filed on August 12, 2005 and incorporated herein by reference.

On November 20, 2003, the Company entered into an Executive Compensation Agreement with Glenn Dobbs, the Company's President (the "Compensation Agreement"). Under the terms of the Compensation Agreement, Mr. Dobbs Salary of $100,000 took effect as of September 1, 2003 and automatically increased to an annual salary in the amount of $120,000 effective January 1, 2004. Mr. Dobbs was granted 500,000 Incentive Stock Options to acquire 500,000 shares of the Company's Common Stock pursuant to the Mines Management, Inc. 2003 Stock Option Plan. Mr. Dobbs is also eligible to participate in the Company's employee benefit plans. In the event of a change of control, Mr. Dobbs shall receive a bonus in an amount which shall be equal to thirty-six (36) months salary, such payment calculated on his annual salary at the highest rate in effect during the twelve (12) month period immediately preceding change of control plus 25% of such base amount in lieu of employee benefit programs and club fees. The foregoing description of the material terms of the Compensation Agreement is qualified in its entirety by reference to the Compensation Agreement, a copy of which is attached as Exhibit 10.1 to the Company's 10-KSB filed on March 1, 2004 and incorporated herein by reference.

Compensation Committee Interlocks and Insider Participation

During 2005, our compensation committee consisted of Roy G. Franklin, Russell C. Babcock and Jerry Pogue. We did not compensate any of the current members of the compensation committee during 2005 other than for service on the board of directors. No member of our compensation committee and none of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.


COMPENSATION COMMITTEE REPORT


The Compensation Committee is currently comprised of Roy G. Franklin, Russell C. Babcock and Jerry Pogue. The Compensation Committee is appointed by the Board to establish, administer and evaluate the compensation philosophy, policies and plans for non-employee directors and executive officers, to make recommendations to the Board regarding director and executive compensation and to review the performance and determine the compensation of the President and Chief Executive Officer, based on criteria including the Company's performance and accomplishment of long-term strategic objectives.

The compensation of the President and Chief Executive Officer for 2005 was increased to $180,000 in 2004. In determining Mr. Dobb's compensation for 2005, the Compensation Committee conducted a subjective evaluation of Mr. Dobb's performance and contributions to Mines Management and also considered Mines Management's past performance, future prospects and long-term growth potential. In setting this level, the Compensation Committee examined compensation levels consistent with the salaries of chief executive officers of industry peers of similar size and with similar growth prospects.

In January 2006, the Compensation Committee increased fees paid to directors for each board meeting attended from $250 to $500, plus expenses. The Compensation Committee intends to evaluate further the Company's existing director fees and stock option compensation at the committee's mid-year meeting scheduled for June 2006.

Submitted by the Members of the Compensation Committee:

Roy G. Franklin
Russell C. Babcock
Jerry Pogue

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return as of December 31, 2005 on $100 invested in our common stock as of January 1, 2000, in the stocks comprising the Amex Composite Index and in the stocks comprising our peer group, assuming the reinvestment of all dividends.



Total Return Analysis

	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005
Mines Management, Inc.	$ 100.00	$ 83.33	$ 2,083.33	$ 11,083.34	$ 7,033.34	$ 11,700.00
AMEX Composite Index	$ 100.00	$ 94.41	$ 91.83	$ 130.72	$ 159.77	$ 195.94
Peer Group *	$ 100.00	$ 138.56	$ 404.76	$ 792.85	$ 757.71	$ 950.87

Source: CTA Public Relations www.ctapr.com (303) 665-4200. Data from BRIDGE Information Systems, Inc.

* The peer group consists of Apex Silver Mines, Ltd., Hecla Mining Company, Coeur D'Alene Corporation, Minefinders, Ltd., Pan Amer Silver Corp., Silver Stand Resources, and Western Silver Company.

REPORT OF THE AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2005, with the Company's management. The Audit and Finance Committee has discussed with LeMasters & Daniels PLLC, the Company's independent auditor, matters required to be discussed by Statement of Auditing Standards No. 61 (Communications with Audit and Finance Committees), as amended.

The Audit and Finance Committee has also received a letter from LeMaster & Daniels discussing significant matters and disclosures related to the conduct of the annual audit required by Independence Board Standard No. 1 (Independence Discussions with Audit and Finance Committee) and the Audit and Finance Committee has discussed the independence of LeMasters & Daniels, with that firm.

Based on the Audit and Finance Committee's review and discussion mentioned above, the Audit and Finance Committee recommended to the Board that the Corporation's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, for filing with the Securities and Exchange Commission.

The Audit and Finance Committee charter includes certain policies and procedures regarding the pre-approval of audit and non-audit services performed by an outside accountant. The Committee is required to pre-approve all engagement letters and fees for all auditing services (including providing comfort letters in connection with securities underwritings) and non-audit services performed by the outside auditors, subject to any exception under Section 10A of the Securities Exchange Act of 1934 and any rules promulgated thereunder. Pre-approval authority may be delegated to a Committee member or a subcommittee, and any such member or subcommittee shall report any decisions to the full Committee at its next scheduled meeting. All of the services provided under the captions "Audit-Related Fees," "Tax Fees" and "All Other Fees," were approved by the Audit and Finance Committee pursuant to its pre-approval policy as provided in the Audit and Finance Committee charter.

The Audit and Finance Committee has appointed LeMaster & Daniels, PLLC, as the Company's independent auditor for the fiscal year 2006. LeMaster & Daniels has served as the Company's independent auditors since 2001. Representatives of LeMaster & Daniels are expected to be present at the Annual Meeting with the opportunity to make statements and respond to appropriate questions from shareholders present at the meeting. Under the Sarbanes-Oxley Act of 2002, the Audit and Finance Committee has the sole responsibility to appoint the independent auditors for the Company. Therefore, the Company is not submitting the selection of LeMaster & Daniels, PLLC, to our shareholders for ratification.

Submitted by the Members of the Audit and Finance Committee:

Roy B. Franklin
Russell C. Babcock
Jerry G. Pogue

Auditor Fees

The following presents fees for professional audit services rendered by LeMaster & Daniels, for the audit or review of the Company's financial statements for the years ended December 31, 2005 and December 31, 2004, and fees billed for other services rendered by LeMaster & Daniels, during those periods.

Audit Fees. The aggregate fees billed for professional services rendered by the Company's principal accountant for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2005 and 2004 were $13,325 and $16,500, respectively.

Audit Related Fees. The Company did not incur any Audit Related Fees in 2005 or 2004.

Tax Fees. The Company incurred fees totaling $2500 and $3000 during the fiscal years ended December 31, 2005 and 2004, respectively, for the professional services rendered by the Company's principal accountant for tax compliance, tax advice and tax planning.

All Other Fees. The Company incurred no other fees during the last two fiscal years for products and services rendered by the Company's principal accountant.

The Audit and Finance Committee considered whether LeMaster & Daniels, PLLC's provision of other non-audit services to the company is compatible with maintaining LeMaster & Daniels, PLLC's independence. The Audit and Finance Committee discussed these services with the independent auditor and company management to determine that the services are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants. The Audit and Finance Committee concluded that the provision of non-audit services by LeMaster & Daniels, PLLC was compatible with the maintenance of independence in the conduct of their auditing functions.

Certain Relationships and Related Transactions

Douglas Dobbs, son of Glenn Dobbs, President, Chief Executive Officer and a director of the Company, is employed by the Company as Vice President, Corporate Development and Corporate Secretary. Douglas Dobbs was employed by the Company prior to Glenn Dobbs becoming an officer or director of the Company. During the year ending December 31, 2005 Mr. Dobbs received a salary of $86,000 and was granted 50,000 options exercisable for 5 years at the then market price of $3.93 per share.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company pursuant to Section 240.16a-3 during the most recent fiscal year, and Form 5 and amendments thereto furnished to the Registrant with respect to the most recent fiscal year, no person who at any time during the fiscal year was a director, officer, or beneficial owner or more than ten percent of any class of equity securities of the Company failed to file on a timely basis, as disclosed in the above forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year, except Eric Gregory Klepfer (one form 4), James Herbert Moore (one form 4), Jerry Pogue (two form 4s), Robert L. Russell (two form 4s), and Franklin Roy (one form 4).

Incorporation by Reference

The reports of the Compensation and Audit and Finance Committees and the information under the heading "Performance Graph" shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Exchange Act of 1934, except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

Shareholder Proposals for the 2007 Annual Meeting

The Company will review shareholder proposals intended to be included in the Company's proxy material for the 2007 Annual Meeting of Shareholders which are received by the company at its principal executive offices no later than January 25, 2007. Such proposals must be submitted in writing and should be sent to the attention of the Secretary of the Company. The Company will comply with Rule 14a-8 of the Exchange Act with respect to any proposal that meets its requirements.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

The Board consists of three classes of directors, with each class serving for a three-year term or until their successors are elected and qualified. The terms of the classes are scheduled to end in successive years. The authorized number of directors permitted by the Company's bylaws is up to 15. The Class I director, Russell C. Babcock, whose term is scheduled to expire at the 2006 Annual Meeting, is a nominee for reelection. The Class II directors, whose terms are scheduled to expire at the 2007 Annual Meeting, are Jerry G. Pogue and Robert L. Russell. The Class III directors, whose terms are scheduled to expire at the 2008 Annual Meeting, are Glenn Dobbs and Roy G. Franklin.

At the Annual Meeting, one (1) Director is to be elected who shall hold office until the annual shareholders meeting held in 2009 or until his successor shall have been elected and qualified.

The proxies appointed in the accompanying Proxy intend to vote, unless directed to the contrary therein, in their discretion, for the election to the Board of Directors of the one person named below, whom management believes is willing to serve the Company in such capacity. However, if the nominee at the time of election is unable or unwilling to serve, or is otherwise unavailable for election, such that substitute nominees are designated, the Proxies in their discretion intend to for all or a lesser number of such other nominees.

Nominee

The nominee for Director, Russell C. Babcock, together with certain information with respect to him, is as follows:

Name	Age	Year First Became A Director	Common Shares Owned Beneficially, Directly or Indirectly, as of April 27, 2006
Russell C. Babcock	69	2004	50,000 vested options

Russell C. Babcock, **P.Geo**., **age 69, director since 2004** - Mr. Babcock received a B.S. degree from Lawrence College, Appleton, Wisconsin, in 1957 and an M.S. degree from the University of Wisconsin, Madison, in 1959. He joined Kennecott's exploration subsidiary, Bear Creek Mining Company, part time in 1956 and full time in 1959 as an exploration geologist. He was appointed Director of Exploration for Kennecott in Salt Lake City in January 1986. In November 1990, he became Chief Geologist for Kennecott. Mr. Babcock retired from Kennecott in 1994 and is currently a consulting economic geologist, specializing in exploration for and evaluation of base and precious metal deposits worldwide. In 2003, he was the recipient of the Society for Mining Metallurgy, and Exploration Ben Dickerson Award.

Other Directors and Officers

Name	Age	Positions Held and Term as a Director	Term Expires:
Glenn M. Dobbs (1)	63	President, CEO, and Director since 2003	2008
Roy G. Franklin (2)(3)	70	Director since 1988	2008
Robert L. Russell	72	Director since 1999	2007
Jerry Pogue (2)(3)	64	Director since 1999	2007
James H. Moore	61	Chief Financial Officer and Treasurer since 2004	N/A
Eric Klepfer	49	Vice President Operations since 2004	N/A
Douglas Dobbs	39	Vice President Corporate Development, and Corporate Secretary since 2005	N/A

(1) Glenn M. Dobbs served as the Company's Vice-President from December 2002 until his appointment as President and Chief Executive Officer in January 2003 and also served as Treasurer in 2004.
(2) Member of Compensation Committee.
(3) Member of Audit and Finance Committee.

Glenn M. Dobbs, age 63, director since 2003 - President and Chief Executive Officer, Chairman of the Board - Mr. Dobbs has broad experience in international finance, investment banking, natural resource financing and as a business development consultant. He is currently a member of the Board of Trustees of the Northwest Mining Association (NWMA). Mr. Dobbs was the founder of the Alpha Commodities Fund in 1976, founder and Board Chairman of First American Bank in 1978, Dallas regional manager for Monex International, founder of the InterGold Fund in 1996 and a former member of the Washington State House of Representatives. Mr. Dobbs has written and lectured extensively on precious metals sector investing, resource development and financing.

Roy G. Franklin, **CPA, age 70, director since 1988** - Director - Mr. Franklin is a certified public accountant with 38 years experience specializing in small company administration and finance. He was formerly a director of Heidelberg Silver Mining Company and was a principal in the accounting firm of Oswalt, Teel, and Franklin, P.S. until June of 2003, when he retired. Roy remains active consulting for several businesses in Washington state. He currently serves on the boards of Ben Franklin Ventures and Columbia Industries.

Jerry G. Pogue, age 64, director since 1999 - Mr. Pogue is a businessman with an extensive background in the management and financing of junior resource companies. Mr. Pogue has been a self employed Financial Consultant since 1995 in the mining sector. He has managed a large sales organization, has worked as a highly successful stockbroker and investment analyst, and has financed and managed a number of companies in the resource and technology sectors. He frequently lectures at international mining investment conferences.

Robert L. Russell, **P.Eng., age 72, director since 1999** - Director - Mr. Russell is a Professional Engineer, has been a director of the Company since March 1999. Since September 1998 to 2004, Mr. Russell has provided mining management consulting services through his consulting company, R.L. Russell Associates. Mr. Russell has held positions with Exxon Minerals and Freeport McMoRan Copper and Gold, where he served as Vice President of Mining. Mr. Russell acted as General Manager of Freeport's Indonesian operations, which have become the largest gold mine in the world. From 1995 to 1998 Mr. Russell was employed by Zambia Consolidated Copper Mines, most recently as General Manager of the Nchanga Division. In that position Mr. Russell was responsible for all functions of two operating mines and several metallurgical facilities. Under Mr. Russell, the Nchanga Division had 8700 employees and produced 150,000 tons of copper and 3500 tons (about 12% of the world's supply) of cobalt per year. Mr. Russell also serves as a director for Idaho General Mines, Inc.

James H. Moore, age 61 - Chief Financial Officer and Treasurer - Mr. Moore has over 30 years senior level experience in financial management with the mining sector. From 1997-2002 he was the Vice President of Business Development for RAHCO International, Inc., heavy mining equipment designer and manufacturer in Spokane, Washington. Prior to that time Mr. Moore was employed by Barrick Gold Corporation in Santiago, Chile as Vice President and Chief Financial Officer for their Latin American Division. His other experience includes Division Controller Mobil Oil, Energy Minerals Division, and Operations Controller for United Nuclear Corporation. Mr. Moore attended Stanford University and graduated from University of Utah with a Bachelor of Science Degree in Accounting.

Eric C. Klepfer, **age 49**- Vice President of Operations - Mr. Klepfer has more than 22 years mining experience including project management, regulatory and environmental engineering, and mine planning with Couer d'Alene Mines from 1995-2003, Newmont Mining From 1994-1995, and Placer Dome Mines. and is responsible for all activities related to the advancement of the Montanore Project. Prior to Joining MMI in August 2004, he had his own Environmental Engineering/Regulatory Consulting business from 2003 to 2004. He worked as a specialist on environmental matters, and he has contributed to the success of major mining operations throughout North and South America and New Zealand. Mr. Klepfer is a director for Timberline Resources Corporation, a Pink Sheet Public Company traded under the symbol TBLC.PK.

Douglas Dobbs, age 39 – Vice President, Corporate Development and Corporate Secretary – Mr. Dobbs has extensive experience in corporate development and finance. Mr. Dobbs spent thirteen years as a financial analyst and investment manager with investment firms including Piper Jaffray Co., National Securities as well as his own firm from 1996 to 2001. More recently, prior to joining Mines Management, Inc., Mr. Dobbs served as the senior business and marketing analyst for Avista Labs Inc., a subsidiary of Avista Corporation involved in the development and commercialization of alternative energy technologies. In June 2005, Mr. Dobbs was promoted to his current position with Mines Management.

Recommendation

  The Board of Directors unanimously recommends that the Company's shareholders vote FOR the election of Russell C. Babcock.

ADDITIONAL SHAREHOLDER INFORMATION

Annual Report

The Company's Annual Report is being mailed to all Shareholders with this Proxy Statement. The Annual Report is not part of the proxy solicitation materials for the Annual Meeting. In addition, a Shareholder of record may obtain a copy of the Company's 10-K for the fiscal year ended December 31, 2005, without cost, upon written request to the Secretary of the Company at the following address: 905 W. Riverside Ave., Suite 311, Spokane, WA 99201. The Company's 2005 Form 10-K may also be accessed at SEC's website at www.sec.gov.

Other Business

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters that will be presented for action at the Annual Meeting other than those described above. However, should other business properly be brought before the Annual Meeting, the proxies will be voted thereon at the discretion of the persons acting thereunder.

By Order of the Board of Directors



Glenn M. Dobbs, President and Chairman

PROXY

Mines Management, Inc.
905 W. Riverside, Suite 311
Spokane, WA 99201

The undersigned hereby appoints Glenn M. Dobbs and Roy C. Franklin, or either of them, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated below, all of the shares of Common Stock of Mines Management, Inc., held on record by the undersigned on May 15, 2006 at the 2006 Annual Meeting of Shareholders to be held on June 28, 2006, or any adjournment thereof.

1. Election of Director (check one)

_____ For nominee listed below
(To withhold authority for proxies to vote for any Nominee please cross out such person's name)

Russell C. Babcock

2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

Yes   ____
No   ____

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted for each proposal.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

DATED: _____   DATED: _____

SIGNED: _____   SIGNED: _____
           (Print Name)   (Print Name)

PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE